

Mail Stop 4631

April 9, 2018

<u>Via E-Mail</u>
Richard Watts
Senior Vice President, General Counsel and Secretary
Granite Construction Incorporated
585 West Beach Street
Watsonville, CA 95076

> **Re:** **Granite Construction Incorporated**
> **Registration Statement on Form S-4**
> **Filed March 13, 2018**
> **File No. 333-223611**

Dear Mr. Watts:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that Part III of your annual report on Form 10-K for the fiscal year ended December 31, 2017 incorporates by reference portions of your proxy statement which has not been filed yet. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Question 123.01.

Prospectus Cover Page

2. The prospectus cover page should comprise a joint letter to shareholders that includes the title and amount of securities to be offered by Granite Construction Incorporated. Refer to Item 501(b)(1) and (2) of Regulation S-K. Please revise.

Summary, page 8

3.   Please disclose in this section that following consummation of the merger, Layne stockholders will own approximately 12% of the combined company.

Risk Factors, page 22

4.   You disclose on page F-37 of Granite's Form 10-K for the fiscal year ended December 31, 2017, that at closing you will assume Layne's $24.5 million of letters of credit, or issue new letters of credit. Your state that these additional debt obligations assumed at closing would exceed the amount of indebtedness currently permitted under your existing credit facility and private placement notes and you intend to seek consents or waivers from your existing lenders with respect to this additional indebtedness. Please revise your filing to discuss this matter, status of any waivers or consents received and negative consequences, if any, to the merger or your financial statements if you do not receive waivers from your lenders.

Unaudited Pro Forma Condensed Combined Financial Information, page 38

5.   You disclose that you have not completed the detailed valuation work necessary to arrive at the required estimates of the fair value of the Layne assets to be acquired and the liabilities to be assumed and the related allocation of purchase price, nor identified all adjustments necessary to conform Layne's accounting policies to Granite's accounting policies. Please tell us when you expect to have the above completed. Please revise your filing to identify specific income statement and balance sheet line items that you anticipate will be impacted once you complete your purchase price allocation. Further tell us how you currently determined the estimated goodwill amounts in Note 3 to your pro forma financial information.

Adjustments to the Pro Forma Balance Sheet, page 42

Pro forma Adjustment (c), page 42

6.   You disclose that the estimate of net deferred tax assets and liabilities balance includes the release of the valuation allowance associated with federal net operating loss carryforwards and other federal deferred tax assets that were fully reserved within Layne's historical financial statements. In this regard, we note your valuation allowance of $158 million at 1/31/17 and your release in adjustment (c) of $45 million. Tell us how you determined the amount of the valuation allowance to release. Further, we note your disclosure that you believe it is more likely than not that federal net operating loss carryforwards and other federal deferred tax assets will be realized. Please tell us and revise your filing to discuss the significant assumptions used to determine that realization of the deferred tax assets is more likely than not, including the amount of taxable income you will be required to generate and the time period during which it will be required to be generated. Alternatively, please disclose that the income tax benefit related to the reduction of the valuation allowance is not included in the pro forma income statement.

Pro forma Adjustment (e), page 43

7.   Please further explain the nature of the $40.4 million and $3.5 million adjustments to debt. Your note indicates a fair value adjustment. Please tell us how you determined the amount of the adjustment. Please confirm if these adjustments include any amounts related to the conversion of 8% debt or pay out of the 4.25% debt.

Pro forma Adjustment (g), page 43

8.   We note your adjustment of $34.6 million that relates to the payout of the Layne Stock Options, Layne RSUs and Layne PSUs. Please tell us how you calculated this adjustment, providing the number of shares or options issuable, the amount of Layne Equity Award Consideration and exercise prices assumed.

Pro forma Adjustment (k), page 44

9.   Please confirm whether you have included the cash payout for the 4.25% convertible debt and conversion of the 8% convertible debt in both your pro forma balance sheet and pro forma income statement. In this regard, it appears as if you have not included the impact to the balance sheet (e.g. reduction of debt and cash for 4.25% settlement) however, you have included the converted outstanding shares in the pro forma EPS. It is unclear if these notes will remain outstanding or converted. Further explain how you arrived at the 2.3 million shares in your diluted pro forma EPS calculation for the 8% convertible notes.

<u>The Merger, page 60</u>

<u>Background of the Merger, page 60</u>

10. Please revise your disclosure to discuss in more detail the circumstances that led Granite to identify Layne as a potential acquisition candidate.

11. Please revise your disclosure to discuss the strategic options related to Layne's water resources division that were discussed with Greentech on August 31, 2017.

12. Please disclose how the members of Layne's special committee were chosen.

13. Please provide more detail regarding the "most significant open issues" that were discussed on February 5, 2018.

14. We note your disclosure that throughout February 12 and February 13, 2018, Granite and Layne continued to negotiate the merger agreement. Please expand your disclosure to discuss any material changes to the terms of the merger agreement that resulted from such negotiations.

15. Please revise your disclosure to specify the material updates to the draft merger agreement that the Layne Board discussed on February 13, 2018.

<u>Layne Board Recommendation and Its Reasons for the Merger, page 71</u>

16. Please revise the first bullet to provide specifics regarding the board's knowledge of Layne's business, operations, financial condition, etc. that led the board to conclude the merger was in the best interests of Layne's stockholders.

17. Please revise the fifth bullet to discuss the "strategic alternatives" considered by the board.

18. Please revise your disclosure to discuss the "restrictions of the conduct of Layne's business" referenced on page 73 that Layne's board considered a negative factor concerning the Merger.

19. Please detail the "potential benefits" referenced on page 73 that Layne's stockholders could be foregoing by approving the Merger.

<u>Opinion of Layne Christiansen Company's Financial Advisor, page 74</u>

20.   Please provide us supplementally with copies of any board books or similar materials provided by Greentech to the Layne Christiansen Company board in connection with its analysis and opinion.

<u>Discounted Cash Flow Analyses, page 77</u>

21.   Please disclose how the discount range of 10.3% to 12.3% was chosen.

<u>Selected Publicly Traded Companies Analyses, page 78</u>

22.   Please disclose whether any companies meeting the selection criteria were excluded from the analyses.

<u>Selected Precedent Transaction Analyses, page 80</u>

23.   Please disclose whether any transactions meeting the selection criteria were excluded from the analyses.

<u>Miscellaneous, page 82</u>

24.   Please revise to discuss the "numerous assumptions" with respect to industry performance, business and economic conditions that were made by Greentech.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy (Staff Accountant) at 202-551-3772 or Melissa Rocha (SACA) at 202-551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-714-0375 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: James E. O'Bannon
        Jones Day